Davis Commodities Limited

February 2, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Patrick Kuhn
Theresa Brillant
Nicholas Nalbantian
Mara Ransom

Re:	Davis Commodities Limited
Draft Registration Statement on Form F-1
Submitted October 21, 2022
CIK No. 0001949478

Ladies and Gentlemen:

This letter is in response to the letter dated November 16, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Davis Commodities Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) is being submitted confidentially to accompany this letter.

Risk Factors

Risks related to Our Business and Industry

Import or export restrictions by other countries..., page 9

1. You mention the impact of actions by the Indian government, however, it is not clear how these actions impacted you and to what extent your business is dependent upon exports from India. Please revise to elaborate.

In response to the Staff’s comments, we revised our disclosure on page 9 of the Amended Draft Registration Statement to elaborate on how actions by the Indian government have had limited impact on us and to what extent our business is dependent upon exports from India.

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The COVID-19 pandemic has affected, and could continue to affect, the global economy as a whole..., page 11

2. We note your existing disclosure regarding the impact of COVID-19. However, please disclose (1) whether your business segments, products, lines of service, projects, or operations are materially impacted by the pandemic related lockdowns in China and (2) the impact of consumer demand declines in China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.

In response to the Staff’s comments, we revised our disclosure on pages 6, 11 and 44 of the Amended Draft Registration Statement to disclose that (1) our business and operations have not been impacted by the pandemic-related lockdowns in China and (2) we have not experienced consumer demand declines in China. Since there have been no adverse impacts from the pandemic-related lockdowns in China, we did not, and are not planning, to take any steps to mitigate such impacts.

Fluctuation in the exchange rate between the US$ and foreign currencies may have an adverse effect on our business, page 12

3. We note that you disclose your exposure to the fluctuation in the “US$, S$ and €.” However, we note that many of your clients and producers are located in jurisdictions that use currencies other than the US$, S$ or €, for example, you disclose on page 41 that you acquire raw sugar from India and on page 75 you disclose that you sell sugar in China. In contrast, we do not see any disclosure suggesting any material exposure to jurisdictions that use the euro. If true, please update this risk factor to reflect your exposure to currencies material to your business to help investors better assess the risk.

In response to the Staff’s comments, we respectfully advise the Staff that, although some of our clients and producers are located in jurisdictions that use currencies other than the US$, S$ or €, the majority of our trades are conducted using US$, and we have minimal trades which are conducted using € and S$. We revised our disclosure on page 12 of the Amended Draft Registration Statement to update the risk factor to reflect our exposure to currencies that are material to our business.

We rely heavily on our existing brands..., page 14

4. Revise to disclose the amount of revenues that are generated through your exclusive distributorship with the Thai Roong Ruang Sugar Group and Tong Seng Produce Pte. Ltd. in order to better understand how these arrangements impact your operations. State, if true, that you have no commitment from any customer to purchase a certain amount of your products, even under these exclusive or established distributorships.

In response to the Staff’s comments, we revised our disclosure on page 14 of the Amended Draft Registration Statement to disclose the amount of revenues that are generated through our exclusive distributorship with Thai Roong Ruang Sugar Group and Tong Seng Produce Pte. Ltd, and noted we have no commitment from any customer to purchase a certain amount of our products, even under these exclusive or established distributorships.

Risks Related to this Offering and the Trading Market, page 19

5. We note in this section your risk factor titled “The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.” Please also include a risk factor addressing that the Cayman Islands is now on the Financial Action Task Force, so called, “grey list” of anti-money laundering jurisdictions as well as the European Commission’s list of anti-money laundering “high-risk third countries.”

In response to the Staff’s comments, we revised our disclosure on page 26 of the Amended Draft Registration Statement to include two additional risk factors, addressing that the Cayman Islands is now on the Financial Action Task Force so called “grey list” of anti-money laundering jurisdictions, as well as the European Commission’s list of anti-money laundering “high-risk third countries.”

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Industry Data and Forecasts, page 30

6. We note reference that this prospectus contains data related to the beauty and health products industry. Please advise.

In response to the Staff’s comments, we revised our disclosure on page 30 of the Amended Draft Registration Statement to clarify that the data was related to agricultural commodities industry.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

7. Please include a description, including the amounts invested, of the company’s principal capital expenditures and divestitures since the beginning of your last two financial years to the date of this registration statement. Refer to Item 4.A.5 of Form 20-F, incorporated by Item 4.A. of Form F-1.

In response to the Staff’s comments, we revised our disclosure on page 61 and page 62 of the Amended Draft Registration Statement to describe the amounts invested, of our principal capital expenditures and divestitures since the beginning of our last two financial years to the date of this registration statement.

8. Please disclose information concerning the principal capital expenditures and divestitures currently in progress, including the distribution of these investments geographically and the method of financing. Refer to Item 4.A.6 of Form 20-F, incorporated by Item 4.a of Form F-1.

In response to the Staff’s comments, we revised our disclosure on page 61 of the Amended Draft Registration Statement to disclose information concerning the principal capital expenditures and divestitures currently in progress, including the distribution of these investments geographically and the method of financing.

Key Factors that Affect Operating Results, page 41

9. We note that the pricing of commodity products affects your business, financial condition, results of operations, and cash flows. Please discuss recent trends in commodity prices for sugar, rice, and fats and oils for the periods presented. Refer to Item 5.D of the Form 20-F.

In response to the Staff’s comments, we revised our disclosure on page 12 and page 43 of the Amended Draft Registration Statement to discuss recent trends in commodity prices for sugar, rice, and fats and oils for the periods presented.

10. We note you have provided a breakdown of total revenues by category or activity. However, please also provide a breakdown of total revenues by geographic market. Refer to Item 4.B.2 of Form 20-F, incorporated by Item 4.a of Form F-1.

In response to the Staff’s comments, we revised our disclosure on page 46 and page 51 of the Amended Draft Registration Statement to provide a breakdown of total revenues by geographic market.

Results of Operations, page 45

11. Please expand your discussion to describe the extent to which changes in results of operations are attributable to changes in prices or changes in the volume or amount of products being sold. Additionally, in this regard we note per page 12 that you minimize commodity price risks by selling products on a cost-plus basis or by hedging prices of products through futures contracts on the commodity exchanges. Please discuss the impact of these efforts on cost of revenue and gross profit. Refer to Item 5.A of Form 20-F.

In response to the Staff’s comments, we revised our disclosure on page 43, page 44, page 47, page 48 and page 52 of the Amended Draft Registration Statement to describe the extent to which changes in results of operations are attributable to changes in prices or changes in the volume or amount of products being sold and the impact of minimizing commodity price risks on cost of revenue and gross profit.

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12. Please revise your discussions to quantify the reasons underlying material changes within a line item, including where material changes offset one another. Refer to Item 5 of Form 20-F.

In response to the Staff’s comments, we revised our disclosure on page 46, page 48, page 51 and page 52 of the Amended Draft Registration Statement to quantify the reasons underlying material changes within a line item, including where material changes offset one another.

13. Please explain why revenue from oil and fat products decreased 81.9% for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021. Refer to Item 5 of Form 20-F.

In response to the Staff’s comments, we revised our disclosure on page 46 of the Amended Draft Registration Statement to explain why revenue from oil and fat products decreased 81.9% for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021.

14. Please include a discussion of results of operations on a segment basis. Refer to Item 5 of Form 20-F.

In response to the Staff’s comments, we revised our disclosure on page 46 and page 51 of the Amended Draft Registration Statement to include a discussion of results of operations on a segment basis.

Liquidity and Capital Resources, page 53

15. Revise to discuss the terms of any available sources of liquidity, such as the secured fixed rate bank loan you discuss in your financial statements. State your ability to generate and obtain adequate amounts of cash to meet your requirements and plans for cash in the short-term and separately in the long-term. Refer to Item 5.B. of Form 20-F.

In response to the Staff’s comments, we revised our disclosure on page 56 of the Amended Draft Registration Statement to discuss the terms of any available sources of liquidity, such as the secured fixed rate bank loan we discuss in our financial statements. We also revised our disclosure on page 54 to provide disclosure as to our ability to generate and obtain adequate amounts of cash to meet our requirements and plans for cash in the short-term and separately in the long-term.

Cash Flows for the Six Months Ended June 30, 2022 Compared to the Six Months Ended June 30, 2021, page 53

16. Your disclosure appears to emphasize how net cash provided by operating activities was derived for each period presented, and refers to non-cash items that do not impact cash. Pursuant to Item 5.B of Form 20-F your discussion should be an analysis of material changes that affected operating cash between comparable periods and should discuss the key drivers or factors responsible for changes in your operating, investing and financing cash flows during the periods presented in your financial statements. Please revise your disclosure accordingly.

In response to the Staff’s comments, we revised our disclosure on page 59 and page 61 of the Amended Draft Registration Statement to include an analysis of material changes that affected operating cash between comparable periods and discuss the key drivers or factors responsible for changes in our operating, investing and financing cash flows during the periods presented in our financial statements.

Critical Accounting Policies and Estimates, page 59

17. Your disclosure appears to be a summary of your significant accounting policies rather than disclosure of your critical accounting estimates. Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on your financial condition or results of operations. Your disclosure should provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on your financial condition or results of operations and should include why each critical accounting estimate is subject to uncertainty and how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation. Please revise your disclosure accordingly. Refer to Item 5.E of Form 20-F.

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In response to the Staff’s comments, we revised our disclosure on page 63 to page 66 of the Amended Draft Registration Statement to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on our financial condition or results of operations and have included why each critical accounting estimate is subject to uncertainty and how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation.

Concentrations and Risks

Inflation, page 65

18. We note your disclosure indicating that inflation has not had a material adverse effect on your business. However, we also note your disclosure on page 43 where you disclose that the price fluctuations of the commodities you trade may affect your profitability. Please update your disclosure, if true, if recent inflationary pressures have materially impacted your operations or the prices in the products your trade.

In response to the Staff’s comments, we respectfully advise the Staff that recent inflationary pressure has not had a material impact on our operations, because we price our products on a cost-plus basis and we utilize hedging to remove any volatility in the results of our operations. We added disclosures on page 12 and page 43 of the Amended Draft Registration Statement to discuss the recent trends of the products we trade in response to comment #9.

Business, page 72

19. Please disclose the important events in the development of the company's business, namely please disclose clearly the establishment, merger or consolidation of the significant subsidiaries of your business. As one example only, we note that a number of your management team members also have roles with the wholly owned subsidiary “Maxwell (Asia)” and that you have reorganized to create a holding company structure. Refer to Item 4.A.4 of Form 20-F, incorporated by Item 4.a of Form F-1.

In response to the Staff’s comments, we revised our disclosure on page 39 of the Amended Draft Registration Statement under “Corporate History and Structure” to disclose the important events in the development of our business.

20. Please include a description of the marketing channels you use, including, if true, an explanation of any special sales methods, such as installment sales. Refer to Item 4.B.5 of Form 20-F, incorporated by Item 4.A of Form F-1.

In response to the Staff’s comments, we revised our disclosure on page 80 of the Amended Draft Registration Statement to include a description of the marketing channels we use. We do not employ any special sales methods, such as installment sales.

21. Please provide a summary of information regarding the extent to which you are dependent, if at all, on patents or licenses, commercial or financial contracts or new manufacturing processes, where such factors are material to your profitability. For example, we note that on pages F-48 and F-49 you provide a chart of customers and suppliers who account for more than 10% of your revenue. Refer to Item 4.B.6 of Form 20-F, incorporated by Item 4.a of Form F-1.

In response to the Staff’s comments, we revised our disclosure on page 80 of the Amended Draft Registration Statement to disclose that our business is not dependent on any patents or licensing, commercial or financial contracts, or new manufacturing processes. We also disclosed that we have not entered into long-term contracts with any of our customers and suppliers.

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Regulations, page 84

22. Given that you distribute your products to jurisdictions other than Singapore, revise this discussion to elaborate upon any material regulations applicable to you that pertain to such jurisdictions. Refer to Item 4.B.8. of Form 20-F.

In response to the Staff’s comments, we revised our disclosure from page 91 to page 108 of the Amended Draft Registration Statement to disclose material regulations applicable to us in jurisdictions of the PRC, Vietnam, Indonesia and Africa, including Angola, Madagascar, Tanzania, Kenya, Nigeria and Ghana.

Principal Shareholders, page 93

23. Revise to clarify whether the 50% ownership you reference in footnotes (2) and (3) held by Ms. Leck Li Peng constitutes a controlling interest in Davis & KT Holdings Pte. Ltd. If not, disclose with whom she shares control over such entity.

In response to the Staff’s comments, we revised our disclosure on page 116 of the Amended Draft Registration Statement to disclose that the 50% ownership held by Ms. Li Peng Leck in Davis & KT Holdings Pte. Ltd. constitutes a controlling interest in Davis & KT Holdings Pte. Ltd. Her children Jun Xue Tan, Jun Wei Tan, and Yi Xi Tan, collectively hold another 50% equity interests in Davis & KT Holdings Pte. Ltd. Ms. Li Peng Leck is also the registered director of Davis & KT Holdings Pte. Ltd. We have also revised disclosures regarding our controlled company status throughout this prospectus.

Related Party Transactions, page 94

24. Clarify when the convertible loan granted to Carfax Commodities (Asia) Pte. Ltd. comes due and the nature of the events that would trigger a conversion.

In response to the Staff’s comments, we revised our disclosure on page 117 of the Amended Draft Registration Statement to disclose when the convertible loan granted to Carfax Commodities (Asia) Pte. Ltd. becomes due and the nature of the events that would trigger a conversion.

Material Income Tax Consideration United States Federal Income Taxation, page 110

25. We note your disclaimer contains a reference to ADSs, but there is no reference to ADSs elsewhere in the registration statement. Please align this disclosure with the rest of the registration statement.

In response to the Staff’s comments, we revised our disclosure on page 132 of the Amended Draft Registration Statement to remove reference to ADS and align this disclosure with the rest of the registration statement.

Report of Independent Registered Public Accounting Firm, page F-2

26. Please make arrangements with your auditor for them to revise their reports here and on page F-26 to comply with the requirements of Article 2 of Regulation S-X, including the date of the reports.

In response to the Staff’s comments, we revised our disclosure on page F-2 and page F-26 of the Amended Draft Registration Statement to comply with the requirements of Article 2 of Regulation S-X.

Notes to Financial Statements

Note1. Organization and Principal Activities

Reorganization, page F-7

27. Your table on page F-8 presents Maxwill Pte. Ltd. as dormant but you disclose that Maxwill Pte. Ltd. wholly owns Maxwill (Asia) Pte. Ltd., LP Grace Pte. Ltd. and Maxwill Foodlink Pte. Ltd., which are your operating companies. Please make any necessary corrections here and on page F-32.

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In response to the Staff’s comments, we revised our disclosure on page F-8 and page F-32 of the Amended Draft Registration Statement to make necessary corrections regarding Maxwill Pte. Ltd.

Note 2. Summary of Significant Accounting Policies

(n) Revenue recognition, page F-12

28. You disclose that you are an asset light business and utilize a network of third-party commodity suppliers and logistics service providers to distribute sugar, rice, and oil and fat products from suppliers to customers and also arrange for customers’ insurance and security coverage, including cargo insurance for the commodities, and engage third-party service providers for services such as warehouse handling and storage. Please tell us your consideration of ASU 606-10-55-36 as to whether the nature of your promise is a performance obligation to provide the specified goods or services itself (that is, as a principal) or to arrange for those goods or services to be provided by the other party (that is, as an agent). In addition, tell us your consideration of ASU 606-10-55-37 which states that an entity does not necessarily control a specified good if the entity obtains legal title to that good only momentarily before legal title is transferred to a customer.

In response to the Staff’s comments, we revised our disclosure on page F-12, page F-13 and page F-36 and page F-37 of the Amended Draft Registration Statement to disclose our consideration of ASU 606-10-55-36 and ASU 606-10-55-37.

29. We note that your main business activities include value-added services such as warehouse handling and storage and logistics services. Please disclose your revenue recognition policy for these services. Additionally, please tell us the amount of revenue generated from these services for each of the periods presented.

In response to the Staff’s comments, we respectfully advise the Staff that we have revised “value-added services” to “ancillary services” throughout the prospectus. The revenue generated from ancillary services were billed in our sales contracts as a lump sum amount with sales of products. The amount of revenue generated from these services were considered immaterial.

30. Please tell us the amount of revenue recognized from the rental of investment property for each period presented.

In response to the Staff’s comments, we revised our disclosure on page F-13 and page F-37 of the Amended Draft Registration Statement to disclose the amount of revenue recognized from the rental of investment property for each period presented.

Note 14. Revenues By Product, page F-19

31. Please provide the disclosure required by ASC 280-10-50-41(a), noting that if revenue attributed to an individual foreign country is material, those revenues should be disclosed separately.

In response to the Staff’s comments, we revised our disclosure on page 46, page 50, page F-20 and page F-44 of the Amended Draft Registration Statement to provide the disclosure required by ASC 280-10-50-41(a).

Note 21. Subsequent Events, page F-25

32. Please provide the date here and on page F-49 through which you have assessed all material subsequent events that require disclosure in your consolidated financial statements.

In response to the Staff’s comments, we revised our disclosure on page F-25 and page F-49 of the Amended Draft Registration Statement to provide the date through which we have assessed all material subsequent events that require disclosure in our consolidated financial statements.

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General

33. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

We respectfully advise the Staff that neither we nor anyone authorized to do so on our behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of our securities. To the extent that any such written communications are presented to potential investors in the future, we will supplementally provide copies to the Staff.

34. Please file the Thai Roong Ruang Sugar Group and the Tong Seng Produce Pte. Ltd. exclusive distributorship agreements as exhibits. See Item 8(a) of Form F-1 and Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comments, we will file copies of the Thai Roong Ruang Sugar Group and the Tong Seng Produce Pte. Ltd. exclusive distributorship agreements as exhibit 10.3 and exhibit 10.4, respectively, by amendment.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Li Peng Leck
Name:	Li Peng Leck
Title:	Executive Chairwoman and Executive Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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